UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 0-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206

Peoples’ Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Change in Independent Public Accountant

On January 3, 2020, the Audit Committee and the Board of Directors of Origin Agritech Limited (the “Company”) decided to engage BF Borgers CPA PC (“Borgers”) to replace the current independent certified public accounts of the Company, BDO China Shu Lun Pan Certified Public Accountants (“BDO”). The effective date of the end of the BDO engagement was January 2, 2020, and the commencement date of the Borgers engagement was January 3, 2020.

BDO’s audit reports on the Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2017 and 2018, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to uncertainty, audit scope, or accounting principles. The BDO’s audit reports on the Company's consolidated financial statements for fiscal years ended September 30, 2017 and 2018, however, contained a modification by BDO raising substantial doubt of the Company’s ability to continue as a going concern due to the Company having recurring losses from operations and having a net capital deficiency.

During the Company’s fiscal year ended September 30, 2018, and the subsequent annual period from October 1, 2018, through September 30, 2019, and the subsequent interim period from October 1, 2019 to January 2, 2020, the date of BDO’s termination, (i) there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to BDO’s satisfaction, would have caused BDO to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness in the Company's internal control over financial reporting related to lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under U.S. GAAP, and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and Securities and Exchange Commission financial reporting requirements on a timely basis, previously disclosed in the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2018 filed on June 3, 2019. The Audit Committee has discussed all matters with BDO, and the Company has authorized BDO to respond fully to any inquiries concerning such matters made by Borgers.

The Company provided BDO with a copy of this Form 6-K prior to its filing with the U.S. Securities and Exchange Commission and requested BDO to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made above. A copy of BDO's letter to the U.S. Securities and Exchange Commission is attached as an exhibit to this Form 6-K.

On January 3, 2020, the Company engaged Borgers as its new independent registered public accounting firm. The engagement of Borgers was approved by the Audit Committee of the Board of Directors and the Board of Directors.

During the two most recent fiscal years ended September 30, 2018 and 2019, and from October 1, 2019, through January 3, 2020, neither the Company nor anyone acting on its behalf consulted with Borgers regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that Borgers concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2020

ORIGIN AGRITECH LIMITED

By: /s/ Han Gengchen

Han Gengchen

Chief Executive Officer

Exhibits to Form 6-K of Origin Agritech Limited

Filed	Number	Description

*	16.1	Letter from BDO to US Securities and Exchange Commission, dated January 7, 2020.

__________________

*       Filed herewith